Jacob Funds Inc.

Amended and Restated Fee Waiver Agreement

This agreement (the “Agreement”) is made effective as of September 1, 2017 by and between Jacob Funds Inc., a Maryland corporation, on behalf of the Jacob Small Cap Growth Fund and Jacob Micro Cap Growth Fund series thereof (each a “Fund”), and Jacob Asset Management of New York LLC, a Delaware limited liability company (the “Adviser”).

Jacob Small Cap Growth Fund: The Adviser hereby agrees to waive up to 100% of the advisory fees paid by the Jacob Small Cap Growth Fund to the extent that the Jacob Small Cap Growth Fund’s Total Annual Operating Expenses (excluding any taxes, interest, brokerage fees, acquired fund fees and expenses, and extraordinary expenses) exceed 2.25% and 1.95% of average daily net assets for Investor Class shares or Institutional Class shares of the Jacob Small Cap Growth Fund, respectively, on an annualized basis.

Jacob Micro Cap Growth Fund: The Advisor hereby agrees to waive up to 100% of the advisory fees paid by the Jacob Micro Cap Growth Fund to the extent that the Jacob Micro Cap Growth Fund’s Total Annual Operating Expenses (excluding any taxes, interest, brokerage fees, acquired fund fees and expenses, and extraordinary expenses) exceed 2.30% and 2.00% of average daily net assets for Investor Class shares or Institutional Class shares of the Jacob Micro Cap Growth Fund, respectively.

Each Fund agrees to repay the Adviser any fees previously waived for such Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the thirty-six (36) months following the time at which the Adviser waived fees for the Fund under this Agreement, and (2) can be repaid without causing the Total Annual Operating Expenses (excluding any taxes, interest, brokerage fees, acquired fund fees and expenses, and extraordinary expenses) of the Fund to exceed any applicable fee waiver agreement that was in place for the Fund at the time the fees were waived.  Each Fund agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement may not be assigned by the Adviser without the prior consent of each Fund.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement or in the event of merger or liquidation of a Fund.

The parties hereto have caused this Agreement to be effective for a period commencing on the date of this Agreement and continuing through January 2, 2019.

Jacob Funds Inc.
Amended and Restated Fee Waiver Agreement

Jacob Funds Inc.

By: /s/ Ryan I. Jacob

Name and Title:	Ryan I. Jacob
President and CEO

Jacob Asset Management of New York LLC

By: /s/ Ryan I. Jacob

Name and Title:	Ryan I. Jacob
Chairman and CEO